UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.__)*

Under the Securities Exchange Act of 1934

Semrush Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

81686C104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81686C104	SCHEDULE 13G	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS Akellai Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,271,900
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,271,900
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,271,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.92%*
12		TYPE OF REPORTING PERSON (see Instructions) OO

* Based on 118,056,519 shares of Class A Common Stock outstanding as of March 10, 2023, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2023.

CUSIP No. 81686C104	SCHEDULE 13G	Page 3 of 5 Pages

Explanatory Note:

As of December 31, 2021, Akellai (as defined below) beneficially owned more than 5% of the issuer’s Class A Common Stock, $0.00001 par value per share, but inadvertently failed to file a Schedule 13G at that time. Akellai is now filing this Schedule 13G to report its beneficial ownership of the issuer’s Class A Common Stock, which, as of April 20, 2023, represents less than 5% of the issuer’s outstanding Class A Common Stock (the “Beneficial Ownership Reduction”). The Beneficial Ownership Reduction was a result of an increase in the issuer’s total number of outstanding shares of Class A Common Stock (as reported on the issuer’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2023), and not due to any dispositions by Akellai.

Item	1.

(a)  Name of Issuer:

Semrush Holdings, Inc.

(b)  Address of Issuer’s Principal Executive Offices:

800 Boylston Street, Suite 2475

Boston, Massachusetts 02199

Item	2.

(a)  Name of Person Filing:

Akellai Limited (“Akellai”)

(b)  Address of Principal Business Office or, if none, Residence:

Themistokli Dervi 3

JULIA HOUSE

1066, Nicosia

Cyprus

(c)  Citizenship:

Please refer to Item 4 on the cover page.

(d)  Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share

(e)  CUSIP No.:

81686C104

CUSIP No. 81686C104	SCHEDULE 13G	Page 4 of 5 Pages

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership (As of April 20, 2023)

Information with respect to the Reporting Person’s ownership as of April 20, 2023 is incorporated by reference to items (5) - (9) and (11) of the cover page for Akellai.

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 81686C104	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2023

Akellai Limited

By:	/s/ Andri Manatschal
Name:	Andri Manatschal
Title:	Director